1321 Mountain View Circle, Azusa, CA, 91702, Tel: (626) 334-5310, Fax: (626) 334-5324

March 8, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jim Rosenberg Tabatha Akins, Staff Accountant Mail Stop 6010

re:	Viral Genetics, Inc. – File No. 000-26875 Form 10-KSB for the fiscal year ended December 31, 2004

Dear Mr. Rosenberg and Ms. Akins:

We are writing further to our telephone discussion with Ms. Akins of March 7, 2006 wherein we detailed the challenges we are facing with our current auditors, Williams and Webster, in obtaining assistance with completing the second response to the Commission’s original comment letter dated September 16, 2005. John Webster has reported to us that he has been quite ill and suffering from exhaustion, and he has been largely unavailable for several weeks. In spite of recent communications from him, we are not confident that his health and time will allow him to provide us with timely assistance.

As a result, we are in the process of completing arrangements for engaging new auditors, at which time we will terminate the engagement of Williams and Webster and promptly disclose same on Form 8-K. Further, we have recently retained the services of a consulting CPA independent of Williams and Webster and all candidates for our replacement auditor, who is presently working to assist management in completion of the second response letter. We anticipate completing the second response shortly, although we may wish to schedule a brief conference call prior to Edgarization to ensure that we are addressing all of the Commission’s queries in a complete manner. We will follow up directly with Ms. Akins this week to schedule this.

We apologize for the delays in this matter, and thank you for your patience. We anticipate filing a final response letter within the next two weeks.

Regards,

VIRAL GENETICS, INC.

Haig Keledjian President and CEO